UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

(Translation from Spanish Original)

Summary of Resolution 24 / 2008

I. EXPOSITORY SECTION

1.	Background

Below is a summary of Resolution No. 24/2008 of the Antitrust Court on the non-contentious case NC 188-07 put before this Court by the controlling shareholders of S.A.C.I. Falabella and the controlling shareholders of Distribución y Servicio D&S S.A.

2.	The Transaction

On June 7, 2007, the controlling shareholders of S.A.C.I. Falabella (hereinafter "Falabella") and Distribución y Servicio D&S S.A. (hereinafter "D&S") presented an inquiry to the Antitrust Court of the State of Chile (hereinafter the "Court") regarding the merger agreement they made on May 17, 2007 (hereinafter the "Merger Agreement") in which they petitioned that the merger be declared to be within the purview of the fair competition rules contained in Decree Law 211. The resolution that started this inquiry proceeding was published on June 21, 2007 in El Mercurio of Santiago and in the Official Gazette.

2.1. Description of the Project:

The controlling shareholders of Falabella and D&S presented the Merger Agreement in which they agreed to merge both companies in a way where 77% of the shares in the merged company would be held by the shareholders in Falabella and 23% by the shareholders in D&S.

The most relevant covenants in the Merger Agreement were that the board would consist of 11 members and the merger would be subject to the following conditions: (i) there would be no administrative, legal or other resolution or rule imposing a material restriction or one that otherwise materially and adversely affect the freedom of the merged company to conduct the businesses now conducted by Falabella and D&S; (ii) Falabella and D&S had to comply with the rules set down for the Transition Period (the period from signature of the Merger Agreement to its consummation); (iii) no events or circumstances must have occurred other than those affecting the economy in general of the countries in which Falabella and D&S do business or that materially affect the value of such companies; and (iv) on the date of consummation of the merger, the process to register or change the registration of the merged company must have begun with the U.S. Securities and Exchange Commission.

2.2. Objectives of the Transaction

Falabella and D&S said that the main objectives of the merger were, inter alia, to internationalize the operations of both, take advantage of synergies and other benefits locally.

2.3. Potential Adverse Effects of the Transaction

Falabella and D&S said that the potential risks of the merger are limited and must be understood to be marginal when compared to the economic and functional logic of competition behind the merger as the merger would result in relevant synergies and efficiencies that would give way to increases in supply and better prices.

2.4. Markets affected by the Transaction

According to Falabella and D&S, the following markets would be affected by this transaction:

a)	The supermarket industry;

b)	The consumer loan and credit card markets;

c)	The banking industry;

d)	The shopping center construction and exploitation market;

e)	The department store market;

f)	The market for construction materials and home improvement products;

g)	The pharmaceutical distribution market; and

h)	Other markets.

3.	Information and arguments presented by interested parties

3.1. Corporación Nacional de Consumidores y Usuarios (CONADECUS):

This national consumer and user corporation said that the merger would be detrimental to consumers in the domestic market because of the concentration of supply in supermarkets and the weak consumer protection laws. Therefore, it deemed that the merger must be rejected by the Court.

However, if the transaction were approved, it suggested the following protective measures:

a)	Falabella must be required to sell the San Francisco and Tottus supermarkets prior to the merger;

b)	The credits granted to its customers must be regulated;

c)	The commissions and fixed charges for credit cards must be regulated and sufficient information provided to customers;

d)	Banco Falabella must be sold prior to approval of the merger.

Conadecus provided a report on this transaction with its opinion that discussed the effects that this level of concentration might have in terms of fair competition.

3.2. Confederación del Comercio Detallista y Turismo de Chile (CONFEDECH):

This confederation of retail trade and tourism opined that the transaction would be one more link in the alarming economic concentration (in its opinion) now being seen on the domestic market, above all because suppliers would be exposed to an obviously abusive situation in the sale of their products. It would also affect consumers because they would have to pay much higher prices through interest rates on the chains' own credit cards, which is, without a doubt, their best business.

3.3. Superintendency of Banks and Financial Institutions (SBIF).

The SBIF said that Falabella and D&S control other companies regulated by the SBIF It added that from its viewpoint, no situations were envisaged that would alter or affect the normal performance of markets and its supervisory role.

Although the merger would not affect the stability of the financial system or the bank market in particular, in its opinion, it was obvious that there were competitors on one same target market that are subject to different regulations that have an impact or may bring about consequences in the weighting of credit risk unless the participants and the regulator have consolidated information on the debts originating in this market.

3.4. Ministry of Economy, Development and Reconstruction

It did not render any opinion on the transaction.

3.5. Manuel Cruzat Valdés

The economist said that in his opinion, the central issue in the transaction would be that it would aggravate the cartel that is, in reality, doing business on the financial market because of spreads quite higher than those now prevailing on competitive markets. This would be added to the fact that one of the merging companies justified radical clauses in the past that inhibited competition between shopping centers and actively discouraged the use of bank credit cards in purchases made in its department stores in order to give preference to its own.

3.6. Supermercado Panoteca

This supermarket said that if the relevant market was considered to be the supermarket market combined with, or integrated to, the mass consumer credit market, fair competition was affected unless a quota was established per zone or the remaining emporiums or related companies were allowed to use them as credit cards.

3.7. Asociación de Químicos Farmacéuticos de Farmacias Independientes de Chile (AFFI)

According to the brief submitted by the Association of Pharmaceutical Chemists of Independent Pharmacies of Chile (AFFI), the independent pharmacies are on the road to extinction precisely because of conduct like what Falabella and D&S exhibit which, in its opinion, is openly illegal so the merger must not be approved.

3.8. Confederación de la Producción y del Comercio (CPC)

The Confederation of Production and Commerce provided information on this transaction. In its opinion, the merger of Falabella and D&S could bring about significant benefits to the country and consumers and to the industrial and manufacturing sector. It also said that the merged company would take advantage of the individual experience of both in the area of internationalization that they now handle separately. This would be of benefit to the country.

3.9. The Bankers' Association (ABIF)

This association merely reported on the credit card and means of payment markets. In its opinion, the consumer credit market is not the best one from which to analyze the relevant market in this case.

3.10. Farmacias Ahumada S.A. (FASA)

It reported on the terms of the "Strategic Alliance Agreement" it made with D&S in December 2006 to exploit the stores operated by the Farmalider chain in its own name and to promote the use of the D&S Presto card as a means of payment in all pharmacies run by FASA in the nation.

3.11. Trade Association of Supplier Industries (AGIP)

The AGIP does not oppose the merger in general. Nonetheless, this transaction will raise the barriers to entry since a stronger operator would be the result, which will discourage the potential entry of any new operators.

3.12. UC International Research Center (CEIUC)

It furnished a document containing a study of the implications of the transaction on the relations between Chile and other countries in the region.

3.13. S.A.C.I. Falabella (Falabella)

Falabella asked that the merger between it and D&S be declared to be within the purview of the rules on fair competition contained in Decree Law 211.

Falabella said that by structure and vocation, it has chosen to follow a development plan that will enable it to attain an important national presence and then expand internationally. It added that competition on the retail market is generally global and that Falabella's size, substantially lower than what the large operators it faces have, impose urgent tasks and challenges. Added to the foregoing are the important benefits regarding access to advanced information technology which, according to several studies, has been the cause behind major increases in retail sector productivity.

Given how the businesses of Falabella and D&S complement each other, the yields would be better from a combined operation than as individual companies. It added that this merger would make use of the competitive advantages of both companies in the sale and distribution of their products and in the supply of their services. This would translate into an obvious cost reduction, with the consequent gains in efficiency.

3.14 Organization of Consumers and Users of Chile

It opines that the supermarket and credit card markets are concentrated to the benefit of Falabella and D&S and, therefore, the transaction is tending towards a monopoly because it will create a company with a greater share and less competitors, which contributes nothing to the common good.

3.15 National Consumer Service (SERNAC)

Sernac said that the Consumer Protection Law (CPL) forms part of the public economic order and, therefore, must be considered an adequate and harmonic complement in Chilean antitrust laws, bearing in mind that such laws aim to prevent the failures that may affect a good working of the market. However, it said that even though the merged company respects the principles and rules of the CPL, there is no proof that this transaction would necessarily transfer new value to consumers.

It then stated that the assertion by Falabella and D&S that the merged company would not hold a dominant position on the traditional retail and retail finance markets, taken individually, is not true as the sum of the Presto and CMR cardholders affects the credit market by being a means of retail payment. This is because the merged company must be considered, through its customer base, to be a barrier to the entry of new competitors. This restricts consumers' right to free choice and it would therefore be in a position to impose practices that would reduce the challenges on the market.

Lastly, it said that if the transaction were to be consummated, Falabella and D&S should determine some mechanism for the continuation of contracts for the Presto and CMR cards that would respect and maintain the more favorable contractual terms now in place. In the opinion of Sernac, given the high market power that the merged company would have, respect for the rights of consumers must be effectively assured.

3.16 Distribución y Servicios D&S S.A (D&S)

Below are the arguments wielded by D&S in petitioning the Court to declare that the transaction was within the purview of the rules on fair competition contained in DL 211.

Falabella and D&S conduct substantially complementary businesses because D&S is the operator with the most experience in Chile in the supermarket industry. Falabella has stayed at the vanguard of the retail trade in Chile and has successfully developed the department store business and more recently, the home improvement business. Added to this is the supermarket business after the purchase of the San Francisco chain. From the viewpoint of suppliers and operational streamlining, supply will be improved for users demanding not just consumer goods but also goods of higher value or other complementary goods and services. On the other hand, the transaction would be beneficial to consumers since they would receive a valuable supply and an improvement in purchasing terms because according to current trends, they would demand a varied range of products in an integrated retail format. This transaction would enable a more forceful entry to neighboring markets and that internalization is very attractive on markets where there are large intentional players who enjoy scales that cannot be replicated nationally. The foregoing is in a context where Cencosud is already exploiting, with a couple of years of lead time, a model that Falabella and D&S expect to exploit together.

If this transaction is consummated, Falabella and D&S would conduct their activities on a competitive market restricted not only by the competitiveness of the existing participants but also by new participants since there are no major barriers to entry to the market, except for the efficient size of the firm, because it is a highly dynamic market where the potential for competition is great. This explains why, despite the fact that this transaction will increase the share of Falabella and D&S on the supplier market, it would not become significant since the merged company would not become the only nor the biggest buyer of products. There are other buyers who have shares on the relevant supplier market, such as the wholesale and retail distribution channels and companies that act as large consumers.

There is no risk that D&S become abusive towards its suppliers after the transaction given the General Terms and Conditions of Supply and Supplemental Particular Agreements approved by the Court as those instruments satisfactorily resolve the disputes and difficulties that may arise for suppliers in their commercial relations with D&S.

It said, in regard to the assertion that the merged company would reduce the market for means of payment, which the relevant product market in which the Presto and CMR cards participate is a market that consists of money, checks, debit cards and different credit cards issued both by banks and others. It can thus be concluded that the average consumer has an average of 3.44 cards that are used according to the particular characteristics of the purchase that the consumer is making and, therefore, there would be a supplemental and substitution among store cards and between them and bank cards.

Moreover, the real estate formats by which the public is offered certain products, namely malls, power centers and strip malls, are three different product markets so they do not exactly cover the same products and services. In this context, it is concluded that the relevant geographic markets of these three real estate formats are not substitutes for other establishments located in other non-adjoining cities or districts. Therefore, the transaction would not result in relevant levels of concentration since there is not one same product market. On the other hand, from the storeowner perspective, the merged company would continue to develop malls, power centers and strip malls that would provide storeowners access through non-discriminatory and objective means.

3.17 Trade Association of Supermarkets of Chile (ASACH)

This association said that the transaction will not significantly vary the actual scenario of the supermarket industry since the share of Falabella-owned chains accounts for 4% of the market. Therefore, geographically, in each area where there are both D&S and Falabella supermarkets, there are also stores that can compete effectively against, and even substitute for, them. It also said that there is still a low penetration of the supermarket channel in Chile and it is an eminently competitive, dynamic and challenging market. The fact that the large chains are entering it with increasing force through smaller stores is confirmation that smaller stores compete effectively against the larger ones. This notwithstanding, if the transaction were approved, the Court must adopt the necessary measures for the merged company not to abuse its market power in respect of third parties, consumers, small suppliers and competitive supermarkets, to establish prices that bear no relationship to the competition on the market or to create cartels with suppliers or other participants in the industry that entail agreements and coordinated conduct contrary to fair competition.

3.18 National Economic Attorney General (FNE)

The FNE said that this transaction involves a horizontal concentration of a conglomerate on certain markets.

If this transaction is consummated, the concentration indicators would increase excessively on the supermarket market because through its San Francisco and Tottus chains, Falabella would, together with D&S, hold a major market power. Added to the difficulties in entering this industry, the merged company would be able to implement abusive practices that would increase prices while reducing the quality of service. In this context, although Falabella has a small share of the supermarket industry, it has a significant financial capacity, available land and consolidated credit cards that enable it to create an important expansion plan. Under that plan, it would begin by acquiring its most important competitor, D&S, so there are great risks not only of a unilateral abuse by the merged company but also of future coordination with third parties.

The shopping center market is divided, as also indicated by other interested parties, into malls, power centers and strip malls. In its opinion, there is not enough substitution among those three formats on this market.

It then said that for several reasons, it considers that retail credit cards cannot be assimilated to bank credit cards. This notwithstanding, if the transaction is materialized, the merged company would increase the concentration on those markets, which will necessarily increase the retail card-financed sales as CMR holds a share of more than 40% while the Presto card represents 14%. Hence, if the transaction is implemented, the merged company would have a share greater than 50%. Added to the barriers to entry to this industry, it is of great concern to competition.

Lastly, in the FNE's opinion, the decision to do business globally is strategic and, therefore, the claims that a company must globalize to survive are meaningless. Nor must the Court analyze the arguments that the merged company might, in the future, expand its borders and compete internationally because a national company has no incentive to transfer those efficiencies to consumers and, moreover, it will always be easier, when faced with the dilemma of raising prices or reducing costs, to choose to raise prices.

II)  CONSIDERATIONS OF THE COURT

1.	General Information and Methodology of Analysis

In order to establish the context in which the transaction was analyzed, the Court deemed it necessary: (i) to analyze the function fulfilled by the preventive control of concentration transactions in Chilean law; (ii) to consider the evolution of the retail industry in recent years and the trends now present in it; (iii) to establish the general methodology of analysis used to decide whether or not the merger was lawsuit; (iv) to define the scopes of the expression "integrated retail"; (v) to define the composition of the integrated retail trade in Chile, identifying the competition present and relative size thereof; (vi) to determine the potential effect of the transaction on the market power that it would produce in the integrated retail trade.

1.1 The control of concentration in our legal system and how it applies to this transaction

The Court explained that the legislature chose not to implant an obligatory preventive system of control of economic concentration like what does exist in many countries in the world.

So, according to article 18.2 of DL 211, the Court has the authority to prevent a certain deed, act or agreement presented to it by the proponents from impeding, restricting or hindering fair competition or tending towards that effect. The intent is to provide legal certainty ex ante with the benefits established in article 32 of DL 211.

Controlling concentration is based on the fact that companies, when they concentrate, generally try to increase their market power or take advantage of greater efficiencies of scale or of scope. This may create potential risks to fair competition, such as facilitating potentially collusive practices or abuse of a dominant position. In order to fulfill its duties of prevention, the Court had to analyze the structure of the markets in which Falabella and D&S do business.

The Court based its analysis fundamentally on the market power that one or more participants achieves or may achieve from the merger transaction and on the actual or potential effects that such market power has or may have on the competition.

Like in the rest of the world, the Chilean legal system does not make a negative valuation a priori and so, together with conducting a necessarily prospective study on whether the transaction can likely cause anticompetitive effects, elements or factors had to be analyzed that might serve as counterweight to the economic power resulting from the transaction and thus consider whether those counterweights would be capable of eliminating, or at least minimizing, the risks of creating anticompetitive effects.

The Court also said that the merger of the two companies involves some areas of business where they are competitors, others where they are only in part, and others where they are not. It is more relevant to analyze the risk caused by a change in the behavior of the merged company than to analyze the market share that said merged company would attain. The impact that the disappearance of potential competitors and the barriers to entry that the new, resulting market structure could imply must be added.

1.2 Evolution of the retail trade in Chile

The Court considered it necessary to analyze the recent historic context of the retail trade in Chile and the past and present evolution of this industry. It thus analyzed how neighborhood stores and shops have gradually disappeared, giving way to large department stores, large hardware stores and supermarket chains. In the opinion of the Court, this is all related to the emergence of department store credit cards and the trend towards concentrating the sale of most products consumed by a Chilean family in one single place, or "one-stop shopping."

It also confirmed that at this time, the leading retailers are implementing a business model that they have named "integrated retail" through which they seek to implement the businesses of supermarkets, department stores, home improvement stores, credit card administration, banking, complementary real estate development and additional services such as general insurance, travel agencies, moving, and others, in an integrated fashion.

In that context, the Court concluded that the scope of competition that must be considered in analyzing this transaction is not the competition of each of the specific lines of business in which Falabella and D&S engage, but rather quite in particular the business of large regular consumer product sales areas (which increasingly also includes durable consumer goods) available to the average Chilean consumer and the financing of those purchases, which can be generically called "integrated retail."

1.3 Methodology of Analysis

The Court deemed it inadequate, because it was fragmentary and insufficient, (i) to analyze the transaction merely as a concentration of supermarkets, as if it were only the merger of D&S and Tottus-San Francisco; or (ii) to restrict that analysis solely to each of the businesses in which the merged company would engage, without regard to its relationship to the other businesses involved; or worse yet, (iii) separately study each of the products sold in the stores of the companies trying to merge.

The Court considered that the methodology used by Falabella and D&S and the reports submitted in support of their arguments was inconsistent and erroneous because they tried to dissect the market in which the merged company would do business into absolutely stagnant and separate compartments for the purpose of determining the degree of competition in each while, on the contrary, they recognized the great interdependence of all in the analysis of the synergies and advantages that the transaction would have.

Consequently, the Court deemed that its decision must ultimately be based on an analysis of the market power that the set of activities in which the merged company would engage as part of the integrated retail trade, which is what Falabella and D&S had in mind when they agreed to the transaction. This notwithstanding, in order to exhaust all possible methods of analysis, the Court also analyzed, in complement to its central analysis, each of the businesses that forms part of the integrated retail trade and is involved in the transaction.

Finally, the Court said that the result was revealing that whether the transaction was analyzed from the viewpoint of concentration in this large, integrated retail business or from the viewpoint of each of the businesses that used to be different markets in the past, taken first separately and then together, the conclusions reached by the Court were the same, as we shall see below.

1.4 Integrated retail trade: the relevant scope of competition

The Court deemed that the general context of competition prevailing in the integrated retail industry is characterized by a significant degree of differentiation in the diverse products and services it offers. That differentiation occurs not only in terms of the type and variety of goods and services in supply, on the format of the stores making sales to the end consumer, and on the efforts to position the values of the corporate brand, but also on the geographic areas of competition or local markets.

However, the Court opined that the concept of integrated retail trade entails a set of important interdependencies between diverse segments of the retail industry's market, to the point where those market segments could be analyzed as markets where competition is exclusively local and, therefore, independent, only provided there are no relevant interdependencies, which does not occur in this case. According to the Court, there is a set of important expenditures and investments in the integrated retail business that are complementary or shared among the different retail business segments (such as investments in intangible assets, costs associated with the purchase and processing of relevant information, and significant reductions in the costs on suppliers resulting from better conditions in negotiating with suppliers). These cost complements lead to significant economies of scale, of scope and/or of density, as amply recognized by Falabella and D&S in their briefs and economic reports presented in the case.

The Court also considered particularly relevant the cost complements arising from the creation of corporate value in areas of business different from what occurs when a certain expense or investment is made directly. This is undoubtedly the case of what could be called "information synergies" associated with the development of databases on patterns of consumption and indebtedness of integrated retail customers through non-bank cards and customer loyalty programs. That information helps perfect marketing and competition strategies with respect to other retail operators.

1.5 Integrated retail trade: the situation in Chile

The Court explained the theoretical situation of the retail industry before and after the merger. Today there are only two integrated retail players: Cencosud and Falabella. It continued with an analysis of the effects that the merger would have and it concluded that the merged company would clearly be the new integrated retail leader, prevailing over Cencosud.

1.6 Integrated retail trade and market power

The Court said that the analysis cannot be centered on the final post-merger state of equilibrium but rather on a dynamic view of the competition, meaning a study of the effects that the transaction would have on the rivalry on the markets affected (such as, for example, the effects of the transaction on the independent actions of market competitors and the possibility of there being enough present and potential rivals to create competition). This is particularly appropriate in the case of the retail industry, where innovation is essential.

The Court also considered that a set of market power sources favorable to integrated retail operators can be identified to be the direct consequence of retail competition in businesses where costs are significantly complementary, as described in Section 1.4 above, in addition to the supplemental of demand in the range of goods and services offered to the consumer because they achieve significant scales of operation (like the possibility of developing databases on the patterns of consumption and strategies of tied sales).

As a result, in the opinion of the Court, the advantages of an integrated retailer are of a magnitude that there is a determining effect on the capacity of smaller rivals to compete and on diversification. Accordingly, they will achieve paces of expansion and degrees of corporate development that would end up, in practice, obviously and determinatively restricting the capacity of other smaller competitors to truly compete with operators enjoying consolidated dominant positions on the market.

2. Industries affected by the transaction and their characteristics

Despite the relevant scope of competition in this transaction being the integrated retail market, the Court decided to discuss each of the areas of business comprising that market. The areas of business of Falabella and D&S can be summarized in the next table:

BUSINESS	FALABELLA	D&S
Supermarkets	Yes	Yes
Department Stores	Yes	No
Real Estate	Yes	Yes
Home Improvement	Yes	No
Finance	Yes	Yes

The Court then analyzed each of the areas of business:

2.1.	Supermarkets

In the Court's opinion, there is a heavy concentration in this industry as the two leading Chilean operators represent close to a 66% share in domestic sales. The merged company is estimated to attain a 36.8% share and there are significant barriers to entry by future competitors that would increase if the transaction were approved, above all considering that Falabella is the largest operator of malls, department stores, home improvement stores and credit cards and D&S is the leader in supermarket operations. This increases the risk of abuse of supermarket suppliers.

2.1.1 Relationship between the supermarket and the consumer

2.1.1.1 Lines of Business

The Court distinguishes between stock purchases (those periodic purchases made by consumers, generally weekly, every two weeks or monthly) and replacement purchases (those made by consumers to replace a more limited number of products). In stock purchases, consumers would value mainly convenient prices and product variety. In replacement purchases, the most valued attributes are time of travel, convenient prices and product variety. In an unexpected purchase, the most valued attribute is time of travel, followed by product variety and convenient prices.

The Court concluded that the advantages of finding a wide variety of products in one single location (one-stop shopping) are relevant in both stock purchases and replacement or unexpected purchases. Therefore, the Court dismisses the arguments of Falabella and D&S that they would face relevant competition from retail stores as the attributes of the latter (minimization of travel time and purchases) would be less relevant than the attribute of finding a wide variety of products.

Additionally, the Court considered that the sales volume of a supermarket chain would provide access to significant supplier discounts that cannot be achieved by retail stores. Therefore, the latter could hardly offer more competitive prices that force a supermarket chain to charge its customers less. Finally, in practice, the opening of a supermarket in a certain area tends to reduce the sales of grocery stores and mini-markets in the surrounding area.

Finally, the Court decided that it is not entirely true that supermarkets face competition from bakeries, open markets, butcher shops, fish shops and the like because the supermarket business is aimed at satisfying the needs of consumers who go to one single place. Hence, local retail stores with small scales of operation cannot participate on the market of Falabella and D&S and therefore will not have a significant influence on the prices that Falabella and D&S charge.

2.1.1.2 Barriers to entry

In the opinion of the Court, the analysis of barriers to entry is centered on two main aspects: (i) the cost advantages of established companies who hold a dominant position on the market that cannot be replicated by smaller rivals or new entrants in periods that would protect the wellbeing of end consumers; and (ii) the possibility that established, dominant companies implement strategies to limit the entry or growth of rivals in order to hold on to a dominant market position that enables them to be abusive in terms of fair competition.

In the judgment of the Court, there is currently a set of barriers to entry in the supermarket industry in Chile resulting from significant cost advantages for leaders who have a consolidated dominion over the market in this industry. The Court further deemed that a relevant proportion of these advantages would be clearly reinforced if the merger were approved, given the diverse sources of market power, which would be strengthened after corporate control is acquired of a diverse group of complementary businesses in the retail trade.

The Court concluded from the above arguments that considering the size of the Chilean economy and the foreseeable projections on economic growth in the short and medium term, if the transaction were approved, significant risks would arise in developing an adequately intense competition in this industry and, accordingly, in the fair competition in the integrated retail trade.

2.1.2 Relationship between supermarkets and suppliers: the wholesale supplier market

The Court concluded that considering the growing importance of the supermarket channel to the sales of domestic retail suppliers and the existence of major barriers to entry to the large-scale supermarket business, if the transaction were approved, the merged company would acquire a consolidated bargaining capacity of a magnitude that would materially increase the risks of an abuse of buying power, above all in the small and mid-sized supplier segments.

From the perspective of integrated retail trade, the Court considered that given the characteristics of the transaction, it is evident that the relationship of the merged company with its suppliers would clearly transcend the exclusive scope of the supermarket industry.

2.2	The credit business

2.2.1 Lines of business

Both Falabella and D&S offer non-bank credit cards. The Falabella (CMR) cards are accepted for making purchases in Falabella, Tottus, Sodimac and certain other stores with which there are alliances (163 affiliated stores as of June 2007). On its part, D&S's Presto card is accepted in 21,119 affiliated stores as of June 2007. Both the CMR Card and the Presto Card fulfill three functions, in the Court's judgment: access to credit, means of payment and means of marketing and customer loyalty for the issuers, such as through the offer of exclusive discounts, the accumulation of customer loyalty program points, etc.).

2.2.1.2  Credit cards

In the opinion of the Court, the closest alternatives to credit as compared to the Falabella and D&S cards are the credit cards issued by other department stores, supermarkets or other types of retailers, like pharmacies.

Despite the existence of these alternatives to the CMR and Presto cards, the substitution between credit cards issued by retailers is far from perfect. A consumer who is the credit customer of a retailer oriented towards the higher income segment of the population may be attractive to another retailer oriented towards other segments, but not vice versa.

Based on data as of June 2007, an eventual merger between Falabella and D&S would imply a concentration of 41.6% of the active non-bank cards and a concentration of 37.6% of non-bank credit. Cencosud would be the closest competitor, with just half of the market share that the merged company would represent on that date.

Generally, only higher-income consumers have access to bank credit cards, in relevant percentages. This notwithstanding, if the bank card and non-bank cards are viewed jointly, the merged company would hold 23.7% of the existing cards and 30.3% of credit, thus being the most relevant participant on the market.

Another substitute for non-bank credit cards is provided by bank consumer divisions and cooperatives. The requirements are relatively few to gain access to this type of credit, such as presenting an identity card and the most recent salary slip. In the Court's opinion, it is not evident that this market forms part of the same relevant market for non-bank credit cards, especially considering that consumer credit and cooperative credit must be requested each time a credit is needed, unlike non-bank cards where the request is made just once. Even considering these alternatives to be fully relevant substitutes for credit granted by non-bank cards, according to data from December 2006, the merged company would encompass 23.9% of all consumer credit, more than twice the market share of the next-closest competitor, according to the size of the credits.

The Court considered that consumer loans granted by banks to their checking account holders cannot be considered to be relevant substitutes for the credit offered by department stores for the following reasons: (i) only a relatively small percentage of the population qualifies for bank credit; (ii) the credit under the card is requested at the time of purchase for the specific amount of the purchase while a bank consumer loan would be expected to be requested generally for a higher amount because normally the decision to take out a loan is made at a time that cannot be equated to the decision to make a purchase in a department store.

Therefore, the Court concluded that the merged company would attain market shares in the non-bank consumer credit segment that would very significantly exceed that of its closest competitors, according to their corresponding market shares.

2.2.1.2  Cards as a means of payment

Credit cards issued by Falabella and D&S are also used as a means of payment. In this function, non-bank cards face different substitutes: cash, checks, debit cards, bank credit cards and other means. The Court deemed that consumers generally have a wide range of alternative means of payment so an operator concentrating a major percentage of all its sales in its own card is not relevant. This notwithstanding, as such enterprises encourage, through different promotions, the use of that card in making payments, it might help reduce competition among means of payment.

2.2.1.3  Cards as a means of marketing

The Falabella and D&S credit cards are also used to offer special discounts and promotions. In the Court's opinion, even though other means of payment might also be used to take these actions, it is unlikely that that type of competition could effectively discipline integrated retail operators in a dominant position since they would encourage the use of the card as a means of payment through special promotions and thus help reduce the competition among the different means of payment.

2.2.2  Barriers to entry to the non-bank credit card market

The Court concluded that it is relatively easy for new competitors to enter the non-bank credit card market in Chile. However, that conclusion loses validity if the established integrated retailers with a significant market share feel challenged. Mainly, the Court considered that this type of integrated retailer has a significant degree of flexibility in defining competitive strategies against smaller rivals or those with less integration to the multiple-format retail business, and in developing diverse strategies to make their end customers loyal.

Likewise, the Court concluded that one of the attributes most valued by non-bank credit card holders is the participation in customer loyalty programs and the accumulation of points exchangeable for goods. To the extent that those plans cannot be replicated by third parties, either regarding how easy it is to accumulate points or to exchange them for goods, the risk exists that an integrated retailer could impede promotions by others entailing the sale of products that said retailer sells.

2.3	Real Estate Business

2.3.1. Lines of business: malls and power centers

Following the definition by Falabella and D&S, the Court understood a mall to be a building where there are at least two department stores, one home improvement store and several small and mid-sized stores that sell mainly clothing and accessories. It also has a significant amount of parking places, a relevant supply of restaurants, food courts, movie theaters and, at times, a supermarket. The stores in malls are leased. Power centers are a set of stores built around a supermarket, home improvement store or small department store by convenience. The Court considered that malls and power centers are not comparable to each other as they aim to create different needs among users.

2.3.2. Barriers to entry and risks associated with the merged company's control of power centers and malls

The barriers to entry to malls come from the feasibility of outside investors gaining access to commercially attractive locations. For power centers, since the required size of land is less than for a mall, the Court deemed that were relevant barriers to entry regarding that format.

2.3.2. After-merger effects of the real estate business on the intensity of competition

2.3.2.1. Potential exclusion of competing anchor stores and supermarkets

The Court concluded that there is a risk of excluding anchor stores or supermarkets from competing in the malls of the merged company because an anchor store or supermarket owned by the merged company would always be given preference.

In the Court's opinion, although there would not seem to be relevant barriers to entry in building a mall or power center, an integrated retailer has a natural advantage over a non-integrated retailer, namely access to building a large department store, a supermarket and/or a home improvement store at the time a mall or power center is built without having to negotiate contracts and thus, without risking losing its location in the future. More importantly still, it will not have to disclose strategic information about its revenues to the competition but it will obtain that same type of information from all its lessees.

2.3.3. Availability of Land

The Court concluded that the immediate effect of the merger would not be to significantly increase the concentration of ownership of a mall or power center on local markets. The analysis of the group of lands that would be formed by the merger could not reliably sustain that barriers to entry to strategic lands would be constructed, albeit the Court deemed that the risk of excluding relevant competition from shopping centers (malls and power centers) owned by the merged company would materially rise.

3.	Consolidated Effects of the Merger on Fair Competition

3.1	Nature and scope of the anticompetitive risks associated with the transaction

The Court said that it can be concluded that the study of each of the lines of business described in the Second Section confirms the relevance that the concept of integrated retail trade has been increasingly acquiring as a scope of competition in the retail sale of regular consumer goods as well as durable goods aimed at satisfying the needs of end consumers, and the financing of those purchases.

Consequently, it is under the prism of integrated retail operator competitive strategies where the analysis of anticompetitive risks of the transaction must be focused since they necessarily act on large scales of operation in the group of their businesses. This is particularly relevant when taking into account that the special and explosive development of the integrated retail trade in Chile has special characteristics in the world context.

That being said, the Court stated that it could only conclude that approving the transaction would create a business with mass coverage of a very significant group of retail platforms that encompasses diverse store formats, interrelated businesses like non-bank credit cards, and related customer loyalty programs as well as the real estate development of different types of shopping centers.

Approving this transaction would thus have an immediate effect, in the Court's judgment, of modifying the structure of the integrated retail industry so significantly that in reality, a virtual duopoly would be formed where the market domination would be attributed fundamentally to just two integrated retail operators: the merged company and the Cencosud Group. The merged company would also acquire manifestly leading shares in all relevant dimensions of competition in the integrated retail business that was analyzed in this resolution.

The Court further said that this transaction, if implemented, would make very relevant competitors, both present and potential, disappear from a determining fraction of the main areas of business basic to competing effectively in the integrated retail business (e.g., supermarkets and non-bank credit cards). The Court also considered that the domination and leadership on the market consolidates in benefit of the two large integrated retail operators under the wing of market structures that undoubtedly contain significant barriers to entry for rivals who do not possess similar scales of operation and integration of a multiple format in a large-scale retail business.

The Court did agree with Falabella and D&S in that the integrated retail business model will very likely be the business model that large retailers will follow, but it considered that the process by which that model is consolidated must be the fruit of competition on that market and not a merger in which the leading integrated retailer unites with its most vigorous potential competitor.

Definitively, in regard to the nature and scope of anticompetitive risks contained in this resolution, the Court concluded that those risks are: (i) present or imminent because the transaction would cause virtually immediate changes in the structure of the large-sized retail industry; (ii) serious and grave because of the massive scope of the effects that they would have on the consumer population in Chile; and (iii) possible and probable given the additional barriers to entry that might arise and the evidence on past conduct of Falabella and D&S.

Consequently, based on Section 3.1, the Court concluded that the transaction entails severe risks detrimental to fair competition so in principle, it considered that it must not be approved unless (i) the efficiencies claimed by Falabella and D&S in counterweight to the anticompetitive effects of the transaction are real and sufficient; or (ii) the transaction can be approved subject to mitigating considerations or measures that effectively weaken or minimize the adverse effects. Sections 3.2 and 3.3 below state the reasons why the Court dismissed those possibilities.

3.2	Analysis of the efficiencies indicated by Falabella and D&S

The Court explained that as unanimously recognized in comparative law and practice, one of the elements to be considered in reviewing a concentration transaction that is considered to be capable of reducing competition on the market is the element of efficiencies it creates and whether those efficiencies might effectively compensate for such anticompetitive risks.

This is what Falabella and D&S understood in some way. They justified the transaction based largely on the efficiencies and synergies that it would create, in their opinion. The Court said that what must first be emphasized is that there is no relationship between the exercise of economically justifying a merger from the viewpoint of the companies involved in it and the exercise of evaluating the potential anticompetitive effects it might have. The Court must not analyze whether a merger may be profitable for the parties to it--which is obvious, given the interest of Falabella and D&S in implementing it--but rather how the incentives and limits of competition will be affected on the relevant market before and after the merger.

The parties explained several efficiencies, such as greater scales, a better product mix available to consumers, more credit, less selling, general and administrative expenses, a theoretical expansion of the merged company and the increased know-how of Falabella in managing credit cards and in the non-foodstuffs business, all of which were refuted by the Court.

The Court said that although some of the criteria used to fit each type of efficiency in an analysis of competition vary in the different jurisdictions and among the diverse participants, there is consensus that they must at least meet certain requirements concurrently to be considered an effective counterweight, namely: (i) have been duly proven by the parties interested in consummating the transaction; (ii) be efficiencies inherent to the concentration transaction; and (iii) not come from anticompetitive reductions in the quantity or quality of products or services available that result from the increased market power.

The Court felt that, in regard to the first of these requirements, how far the efficiencies would go and at what point the anticompetitive effects of the transaction would be counteracted could be analyzed solely by Falabella and D&S appropriately proving the source, type and magnitude of the efficiencies. The Court deemed that the parties did not prove them.

Regarding the second of these requirements, the Court understood that efficiencies are inherent to the transaction when they are the direct and necessary consequence of it and cannot be achieved in a similar degree by other means that have fewer effects on the competition. In other words, the concentration transaction must be a means required to take advantage of such efficiencies. The Court opined that the efficiencies declared by the parties were not necessarily inherent to the transaction.

And as to the third requirement that the cost reductions presented by Falabella and D&S as an efficiency not come from anticompetitive reductions in the quantity or quality of products, this is merely the logical outcome of the economic analysis. In fact, if a concentration transaction leads to a market power that makes reducing production beneficial to the merged company, that reduction is an anticompetitive effect of the merger as even though it frees up productive resources for the company, it nonetheless means a reduction in social wellbeing as the resources saved by the reduction were generating a higher value for the company. Said otherwise, that claimed efficiency would be nothing more than a reflection of the poor allocation of resources resulting from the drop in intensity of competition. In the Court's opinion, the parties did not prove that they met this requirement.

The Court said that in summary, although Falabella and D&S presented a long list of benefits and efficiencies in the merger, such efficiencies were not proven and even if they would have been, it must be equally concluded that they are not inherent to the concentration transaction and therefore do not suffice to counteract the anticompetitive risks that were explained earlier in the resolution.

3.3	The possibility of establishing mitigating conditions or measures that avoid or minimize the risks in the transaction

The Court said that taking into account the impact that the transaction would have, either directly or indirectly, on the structure and organization of the integrated retail trade in its different markets and areas of business, it opined that it was unviable to establish mitigating measures or conditions that might minimize the anticompetitive risks associated with the transaction that were discussed at length in the resolution.

The Court opined that this was because in the framework of an essentially dynamic industry where interrelations are complex, like the retail industry is at this time, no rational economic calculation can be made to design mitigating measures against anticompetitive risks and conditions that would not be arbitrary and very likely ineffective and inefficient. In fact, the Court said that it was feasible to expect better results merely from the market operating without approval of the transaction than from the regulation or conditions that it might impose if it were to authorize it.

III. CONCLUSION

In the opinion of the Court, consummating the transaction would bring about a huge change in the market structure and create a company that would dominate virtually all segments of integrated retail trade (department stores, home improvement stores, supermarkets, real estate and finance) and would also be capable of transferring that market power to other areas of the retail business that it decides to undertake in the future.

In that scenario, given the size of the Chilean economy and the relevance of the barriers to entry existing in the different areas of business comprising the integrated retail market, the Court decided that it was unlikely that a new operator would enter the business and if it did, that said operator would be enough to exercise competitive pressure in a reasonable period of time.

Additionally, the Court opined that the competition on the market involving a very relevant part of the consumer decisions made by all Chileans would decrease substantially and long-lastingly in the terms analyzed above, causing detrimental effects--in terms of wellbeing--on prices, quantity and quality of the products for sale.

Moreover, the Court deemed that it was established that the efficiencies and synergies proposed by Falabella and D&S were not sufficiently proven and even if they would have been proven, they would not meet the minimum requirements to be accepted in an analysis inherent to the control of concentration since they could not compensate for the anticompetitive risks that the transaction would create if approved.

Lastly, the Court considered that there were no mitigating conditions or measures that were sufficient and effective in compensating or minimizing the risks to competition entailed by the transaction.

Consequently, the Court resolved not to approve the transaction because it goes against fair competition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: February 1, 2008